Contact

www.linkedin.com/in/yifantang
(LinkedIn)

Top Skills

Machine Learning
Manufacturing
Control Systems Design

Yifan Tang

Technologist, Entrepreneur
San Francisco Bay Area

Summary

Ex-Tesla, Facebook. Investor/advisor in mobility, energy, robotics, AI. Experience in EV, AI, autonomy, battery tech. Over 100 US Patents issued, over 50 papers published.

Experience

Paly Ventures

Founder, Managing Director
January 2023 - Present (2 years 5 months)
San Francisco Bay Area

Investor and venture studio in EV, AI, robotics, power generation, energy storage, aerospace.

Volektra - Simply Elektrik

2 years 2 months

Board Director
September 2024 - Present (9 months)
Sacramento, California, United States

Chief Technical Advisor
April 2023 - Present (2 years 2 months)
Sacramento, California, United States

Volektra develops advanced magnet-free motor systems for electric vehicles.

HEVO

2 years 3 months

Board Director
July 2024 - Present (11 months)
Brooklyn, New York, United States

Advisor
March 2023 - Present (2 years 3 months)
Brooklyn, New York, United States

HEVO develops seamless, safe wireless EV charging technologies and products for L2 and L3 fast charging.

Volt14 Solutions
Advisor
September 2023 - Present (1 year 9 months)
Singapore

Volt14's silicon anode is at cost parity with graphite anode but provides significantly better performance as a drop-in replacement for EV battery cells.

HiT Nano
Board Director
January 2022 - Present (3 years 5 months)
New Jersey, United States

A Princeton University spinoff, HiT Nano developed sustainable, low-cost cathode manufacturing technologies. Delivering best in class cathode materials for Li-ion, Na-ion and solid-state batteries.

Volta Charging
Chief Technology Officer
July 2022 - December 2022 (6 months)
San Francisco Bay Area

Led engineering, product, data science and IT teams.

SERES EV
5 years 6 months

CTO, Board Director
February 2017 - July 2022 (5 years 6 months)
San Francisco Bay Area

General Manager of SF Motors global R&D Centers (e-Powertrain, Intelligent Driving, Battery Technology, Vehicle Engineering divisions). Seres EV is registered as SF Motors.

President, SF Motors Japan
March 2018 - September 2020 (2 years 7 months)
Tokyo, Japan

Founded SF Motors subsidiary and built a team in Japan and Silicon Valley to develop Li-ion and solid state battery technologies.

TeraWatt Technology Inc.
Co-founding Advisor

January 2020 - September 2020 (9 months)
Tokyo, Japan

Led the spinoff of SF Motors battery technology division into a VC funded startup based in Japan.

SilkRides
Co-Founder, General Manager
February 2017 - August 2020 (3 years 7 months)
San Francisco Bay Area

Built and managed an Intelligent Driving division that developed full-stack L2/L4 autonomous driving software and domain controller (acquired in 2020) and OTA software (went into SF5 production vehicle in China in 2020).

Tiveni, Inc.
Board Director
June 2018 - November 2019 (1 year 6 months)
San Francisco Bay Area

Modular EV battery system company.

Facebook
Technical Lead
2015 - 2017 (2 years)
San Francisco Bay Area

Power and propulsion system and team lead for high-altitude long-endurance unmanned solar electric aircraft project at Facebook Connectivity Lab.

Lucid Motors
5 years

Advisor
2015 - 2017 (2 years)
San Francisco Bay Area

Advisor to CEO, senior executives and technical team.

VP of Drivetrain Engineering
2012 - 2015 (3 years)
San Francisco Bay Area

Built and led a team that developed electric powertrain systems and validation vehicles.

Tesla Motors
Principal Motor Technologist

2007 - 2012 (5 years)
San Francisco Bay Area

Responsible for motor design (Roadster, Model S, Model X, Mercedes B-Class, Toyota RAV4). Led powertrain tuning and advanced R&D projects in motor, motor control and vehicle control. Initiated the development of dual motor all wheel drive feature.

Trimble Navigation
Senior Electronics Engineer
2005 - 2007 (2 years)
San Francisco Bay Area

Led the development of GPS/IMU and control electronics for farming vehicle navigation guidance and self-driving autopilot.

IBM
Senior Engineer / Scientist
2000 - 2005 (5 years)
San Francisco Bay Area

Led servo control development for server/desktop hard disk drive products at IBM and Hitachi. Received an IBM Outstanding Technical Achievement Award in 2002.

Curtis Instruments
Senior Project Leader
1999 - 2000 (1 year)
San Francisco Bay Area

Led the development of advanced motor controllers for industrial EV and off-road EV.

Emerson Electric
Senior Staff Engineer
1995 - 1999 (4 years)
Greater St. Louis Area

Technical leader and expert in electric motors and power electronics at Emerson Motor Technology Center (now Nidec). Received a best paper award from IEEE Industry Applications Society Electric Machines Committee in 1998.

Siemens
Senior Development Engineer
1994 - 1994 (less than a year)
Greater Atlanta Area

Developed power electronics and control system for wind power generator.

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Education

The Ohio State University
Ph.D., Electrical Engineering · (1991 - 1994)

Northeastern University
Ph.D. candidate, Teaching Assistant, Electrical Engineering · (1990 - 1991)

Tsinghua University
M.E., Electrical Engineering · (1987 - 1990)

Fuzhou University
B.E., Electrical Engineering · (1983 - 1987)

University of California, Berkeley
Certificate, Project Management · (2003 - 2004)